UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Ault Alliance, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

09175M 408

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,040 (1)
	8	SHARED VOTING POWER 6,063,953 (2)
	9	SOLE DISPOSITIVE POWER 5,040 (1)
	10	SHARED DISPOSITIVE POWER 6,063,953 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,068,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.69%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 3,039 shares of Common Stock and (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 333,325 shares of Common Stock held by Ault Alpha LP, (ii) 5,729 shares of Common Stock held by Ault & Company, Inc., (iii) 11 shares of Common Stock held by Philou Ventures, LLC and (iv) 5,724,888 shares of Common Stock issuable upon conversion of a 10% Senior Secured Convertible Promissory Note issued on October 13, 2023 to Ault & Company, Inc. in a principal face amount of $17,519,832 (the “Note”), which became convertible on October 20, 2023. The principal amount of the Note, plus any accrued interest, is convertible into shares of Common Stock at a conversion price that is the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.2952 or (B) 105% of the closing sale price of the Common Stock on the trading day immediately prior to the date of conversion. Excludes (i) additional shares of Common Stock issuable upon conversion of the Note and (ii) 47,685,988 shares of Common Stock issuable upon exercise of a warrant issued October 13, 2023 to Ault & Company, Inc. (the “Warrant”). The Warrant is not exercisable until April 15, 2024. No more than 5,724,888 shares of Common Stock may be issued in the aggregate upon conversion of the Note and/or exercise of the Warrant, in accordance with the rules and regulations of the NYSE American, LLC unless the Issuer first obtains stockholder approval.

2

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,013 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,013 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 2,012 shares of Common Stock and (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,023 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,023 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 2,022 shares of Common Stock and (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,617 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,617 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 668 shares of Common Stock and (ii) 949 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,325 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,325 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 333,325 shares of Common Stock held by Ault Alpha LP.

7

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 333,325 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,325 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO, IA

(1)	Represents 333,325 shares of Common Stock held by Ault Alpha LP.

8

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON PHILOU VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

9

CUSIP No. 09175M408

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,730,617 (1)
	8	SHARED VOTING POWER 333,336 (2)
	9	SOLE DISPOSITIVE POWER 5,730,617 (1)
	10	SHARED DISPOSITIVE POWER 333,336 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 5,729 shares of Common Stock and (ii) 5,724,888 shares of Common Stock issuable upon conversion of the Note. The principal amount of the Note, plus any accrued interest, is convertible into shares of Common Stock at a conversion price that is the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.2952 or (B) 105% of the closing sale price of the Common Stock on the trading day immediately prior to the date of conversion. Excludes (i) additional shares of Common Stock issuable upon conversion of the Note and (ii) 47,685,988 shares of Common Stock issuable upon exercise of the Warrant. The Warrant is not exercisable until April 15, 2024. No more than 5,724,888 shares of Common Stock may be issued in the aggregate upon conversion of the Note and/or exercise of the Warrant, in accordance with the rules and regulations of the NYSE American, LLC unless the Issuer first obtains stockholder approval.
(2)	Represents (i) 333,325 shares of Common Stock held by Ault Alpha LP and (ii) 11 shares of Common Stock held by Philou Ventures, LLC.

10

CUSIP No. 09175M408

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”) on October 12, 2021 and amended on November 24, 2021, January 4, 2022, July 11, 2022, August 11, 2022, August 22, 2022 and September 8, 2022 (the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 7, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Ault Alliance, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 333,325 Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $28,376,162.29 for the purchase of the Shares. The stock options owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 2,004 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 1,035 Shares owned directly by Mr. Ault is $146,256.66. 4,007 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 6 Shares owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 5,729 Shares owned directly by Ault & Company is $2,580,682.42. The purchase price of the Note, which is currently convertible into 5,724,888 shares of Common Stock, and Warrants, which are currently not exercisable, owned directly by Ault & Company is $17,519,832. The purchase price for the Note and Warrant was comprised of the following: (i) cancellation of $4,625,000 of cash loaned by Ault & Company to the Issuer since June 8, 2023 pursuant to a short-term loan agreement; (ii) cancellation of $11,644,832 of term loans made by the Issuer to Ault & Company in exchange for Ault & Company assuming liability for the payment of $11,644,832 of secured notes; and (iii) the retirement of $1,250,000 stated value of 125,000 shares of the Issuer’s Series B Convertible Preferred Stock (representing all shares issued and outstanding of that series) being transferred from Ault & Company to the Issuer. The Warrant may be exercisable into 47,685,988 shares of Common Stock. The Warrant is not exercisable until April 15, 2024. No more than 5,724,888 shares of Common Stock may be issued in the aggregate upon conversion of the Note and/or exercise of the Warrant, in accordance with the rules and regulations of the NYSE American, LLC unless the Issuer first obtains stockholder approval.

The aggregate purchase price of the 11 Shares owned directly by Philou Ventures is approximately $1,508,000.

11

CUSIP No. 09175M408

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,600,478 Shares outstanding, which is the total number of Shares outstanding as of October 23, 2023, as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 6,068,993 Shares, consisting of (i) 3,039 shares of Common Stock, (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, (iii) 333,325 shares of Common Stock held by Ault Alpha, (iv) 5,729 shares of Common Stock held by Ault & Company, (v) 11 shares of Common Stock held by Philou Ventures and (vi) 5,724,888 shares of Common Stock issuable upon conversion of the Note. The principal amount of the Note, plus any accrued interest, is convertible into shares of Common Stock at a conversion price that is the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.2952 or (B) 105% of the closing sale price of the Common Stock on the trading day immediately prior to the date of conversion. Excludes (i) additional shares of Common Stock issuable upon conversion of the Note and (ii) 47,685,988 shares of Common Stock issuable upon exercise of the Warrant. The Warrant is not exercisable until April 15, 2024. No more than 5,724,888 shares of Common Stock may be issued in the aggregate upon conversion of the Note and/or exercise of the Warrant, in accordance with the rules and regulations of the NYSE American, LLC unless the Issuer first obtains stockholder approval. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha, Ault & Company and Philou Ventures by virtue of his relationships with such entities described in Item 2.

Percentage: 14.69%

(b)	1. Sole power to vote or direct vote: 5,040

2. Shared power to vote or direct vote: 6,063,953

3. Sole power to dispose or direct the disposition: 5,040

4. Shared power to dispose or direct the disposition: 6,063,953

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 4,013 Shares, consisting of (i) 2,012 shares of Common Stock and (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,013

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,013

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

12

CUSIP No. 09175M408

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 4,023 Shares, consisting of (i) 2,022 shares of Common Stock and (ii) 2,001 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,023

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,023

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 1,617 Shares, consisting of (i) 668 shares of Common Stock and (ii) 949 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,617

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,617

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 333,325 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 333,325

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 333,325

(c)	Ault Alpha has not entered into any transactions in the Shares during the past sixty days.

13

CUSIP No. 09175M408

F.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 333,325 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 333,325

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 333,325

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 333,325 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 333,325

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 333,325

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

H.	Philou Ventures

(a)	As of the date hereof, Philou Ventures may be deemed to beneficially own 11 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11

(c)	Philou Ventures has not entered into any transactions in the Shares during the past sixty days.

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CUSIP No. 09175M408

I.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 6,063,953 Shares, consisting of (i) 5,729 shares of Common Stock, (ii) 333,325 shares of Common Stock held by Ault Alpha, (iii) 11 shares of Common Stock held by Philou Ventures and (iv) 5,724,888 shares of Common Stock issuable upon conversion of the Note. The principal amount of the Note, plus any accrued interest, is convertible into shares of Common Stock at a conversion price that is the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.2952 or (B) 105% of the closing sale price of the Common Stock on the trading day immediately prior to the date of conversion. Excludes (i) additional shares of Common Stock issuable upon conversion of the Note and (ii) 47,685,988 shares of Common Stock issuable upon exercise of the Warrant. The Warrant is not exercisable until April 15, 2024. No more than 5,724,888 shares of Common Stock may be issued in the aggregate upon conversion of the Note and/or exercise of the Warrant, in accordance with the rules and regulations of the NYSE American, LLC unless the Issuer first obtains stockholder approval. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha and Philou Ventures by virtue of its relationships with such entities described in Item 2.

Percentage: 14.67%

(b)	1. Sole power to vote or direct vote: 5,730,617

2. Shared power to vote or direct vote: 333,326

3. Sole power to dispose or direct the disposition: 5,730,617

4. Shared power to dispose or direct the disposition: 333,326

(c)	Other than the purchase of the Note and Warrant on October 13, 2023, Ault & Company has not entered into any transactions in the Shares during the past sixty days. The purchase price for the Note and Warrant was comprised of the following: (i) cancellation of $4,625,000 of cash loaned by Ault & Company to the Issuer since June 8, 2023 pursuant to a short-term loan agreement; (ii) cancellation of $11,644,832 of term loans made by the Issuer to Ault & Company in exchange for Ault & Company assuming liability for the payment of $11,644,832 of secured notes; and (iii) the retirement of $1,250,000 stated value of 125,000 shares of the Issuer’s Series B Convertible Preferred Stock (representing all shares issued and outstanding of that series) being transferred from Ault & Company to the Issuer.

The filing of this Amendment No. 7 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

15

CUSIP No. 09175M408

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Milton C. Ault, III, William B. Horne, Henry C.W. Nisser, Kenneth S. Cragun, Ault Alpha LP, Ault Alpha GP LP, Ault Capital Management LLC, Philou Ventures, LLC and Ault & Company, Inc., dated October 12, 2021 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the SEC on October 12, 2021).

99.2	Form of Note Purchase Agreement dated October 13, 2023, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2023).

99.3	Form of Note, issued October 13, 2023 by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2023).

99.3	Form of Warrant, issued October 13, 2023 by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2023).

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CUSIP No. 09175M408

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2023

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT & COMPANY, INC.
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

PHILOU VENTURES, LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault & Company, Inc., the Managing Member

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